Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Level 3 Communications, Inc.:

We consent to the use of our reports dated February 26, 2016, with respect to the consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated by reference herein and to the reference to our firm under the heading “Experts” and “Selected Historical Financial Data” in the joint proxy statement/prospectus.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

January 25, 2017